

April 17, 2012

<u>Via Facsimile</u>
Mr. Paul Sagan
President and Chief Executive Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re:** **Akamai Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 000-27275**

Dear Mr. Sagan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 2 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 43</u>

1.   We note that you typically charge your customers an integration fee when the services are first activated and that fee is deferred and recognized ratably over the estimated life of the customer arrangement. Please tell us your consideration in determining whether your integration fees qualify as separate units of accounting as described in ASC 605-25-25-5.

2.   We note your disclosure regarding your policy for accounting for multiple element arrangements and your use of the hierarchy described in ASC 605-25-30-2. Please

provide the following with respect to your multiple element arrangements and consider disclosing in future filings.

- Describe the elements typically included in your multiple element arrangements.
- Tell us whether you typically use vendor-specific objective evidence (VSOE), third party evidence (TPE) or best estimated selling price (BESP) to determine the fair value of your separate deliverables.
- Describe the methodologies used to establish VSOE, TPE and BESP, to the extent applicable.

3.   We note that from time to time you enter into contracts to sell services or license your technology to unrelated enterprises at or about the same time that you enter into contracts to purchase products or services from that same enterprise. We further note that under certain circumstances you record revenue only to the extent of net cash received from the vendor. Please provide additional details regarding the nature of these arrangements and tell us the specific accounting literature used to support your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief